UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the fiscal year ended October 28, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934 [NO FEE REQUIRED]

For the transition period from                   to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Capital Accumulation Plan

Audited Financial Statements and Schedule

Years Ended October 28, 2006, and October 29, 2005

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan as of October 28, 2006, and October 29, 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 28, 2006, and October 29, 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 28, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 20, 2007

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 28,	October 29,
	2006	2005
Assets
Cash	$112	$—
Investments	26,060,114	23,098,367
Contribution receivable from employer	25,747	24,016
Contribution receivable from participants	32,183	32,287
Net assets available for benefits	$26,118,156	$23,154,670

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 28,	October 29,
	2006	2005
Additions:
Employer incentive and match contributions	$1,248,745	$1,170,890
Participant contributions	1,705,293	1,621,025
Employee rollover	66,571	391,865
Investment income	456,483	423,561
Total additions	3,477,092	3,607,341

Deductions:
Distributions to participants	2,425,733	1,990,775
Administrative expenses	39,633	35,889
Total deductions	2,465,366	2,026,664

Net realized and unrealized appreciation in fair market
value of investments	1,951,760	1,173,618
Net increase	2,963,486	2,754,295
Net assets available for benefits at beginning of year	23,154,670	20,400,375
Net assets available for benefits at end of year	$26,118,156	$23,154,670

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 28, 2006

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses of administering the Plan are paid by the Plan unless paid by the plan sponsor.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a contributory defined contribution plan covering certain employees of Rochelle Foods, LLC; Creative Contract Packaging, LLC; Park Ten Foods, Ltd.; Fort Dodge Foods, LLC; Diamond Crystal Brands, Inc. — Quakertown; and Osceola Foods, LLC. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Effective April 4, 2005, eligible employees under the Lloyds Barbecue Company, LLC became covered under the Plan.

2. Description of the Plan (continued)

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 50% of his or her compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy Section 404(c) of ERISA. The sponsor provides matching and fixed incentive contributions. These contributions vary according to employee classification and employer.

Each participant’s account is credited with the participant’s and the sponsor’s contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant contributions are always fully vested. Participants become vested 20% per year, over five years, in their company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 28, 2006, and October 29, 2005, were $52,316 and $36,977, respectively. Cumulative forfeited non-vested accounts as of October 28, 2006, and October 29, 2005, were $84,461and $77,802, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the sponsor.

Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Participants are required to make repayments of principal and interest through payroll deductions. Loans are secured by the balance in a participant’s account.

The sponsor has the right under the plan agreement to reduce, suspend, or discontinue its contribution to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant would become fully vested, and the assets of the Plan would be distributed to the participants.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 4.25% and 4.0% as of October 28, 2006, and October 29, 2005, respectively. The average yield on the Plan’s investment contract for the years ended October 28, 2006, and October 29, 2005, was 4.0% and 4.0%, respectively. Fair value of the investment contract was estimated to be approximately 97.5% and 98.4% of contract value as of October 28, 2006, and October 29, 2005, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 28, 2006, and October 29, 2005, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,951,760 and $1,173,618, respectively, as follows:

	2006	2005
Net appreciation in fair value during the year:
Separate trust accounts	$801,143	$474,667
Pooled separate accounts	1,102,334	656,583
Nonpooled separate account (including Company common stock)	48,283	42,368
	$1,951,760	$1,173,618

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 28, 2006	October 29, 2005
Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Select Fundamental Value*	*	$1,325,159
Select Small Co. Value*	*	1,452,896
Select Aggressive Growth Fund*	*	1,193,022
Select Large Cap Value Fund*	*	1,340,866
Aggressive Growth Fund	$2,304,175	*
Moderate Growth Fund	2,100,695	*
Conservative Growth Fund	3,358,564	*

Separate trust accounts:
Investors Bank & Trust Company:
Manager’s Special Equity Fund*	*	1,381,638
American Funds Euro Pacific Fund	1,472,364	1,411,087
American Funds Growth R4 Fund*	*	1,231,534

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	8,328,792	8,883,550

*Investment did not equal 5% or more of Plan’s net assets at plan year-end.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Capital Accumulation Plan

EIN: 36-3889635

Plan: 001

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 28, 2006

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Par,		Current
Lessor, or Similar Party	or Maturity Value		Value

Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	16,975	units	$401,853

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	543,736	units	8,328,792

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Moderate Growth	217,519	units	3,358,564
Conservative Growth	151,755	units	2,304,175
Aggressive Growth	137,335	units	2,100,695
Select Small Co. Value (Clover/TRP/EARNEST)	7,092	units	1,243,420
Select Fundamental Value (Wellington)	7,028	units	987,426
Select Large Cap Value Fund (Davis)	2,767	units	525,735
Conservative Journey	3,655	units	517,463
Select Aggressive Growth Fund (Sands)	6,612	units	415,236
Select Indexed Equity Fund (Northern Trust)	904	units	331,627
Premier Core Bond (Babson Capital)	98	units	139,866
Total pooled separate accounts			11,924,207

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	68,463	units	1,472,364
Manager’s Special Equity Fund	71,449	units	961,104
American Funds Growth R4 Fund	53,702	units	811,297
Black Rock High Yield Bond	39,740	units	451,319
Total separate trust accounts			3,696,084

Promissory notes*	Various notes from participants,
	bearing interest at 5.0% to
	to 10.0% due in various
	installments through June 2020		1,709,178
Total assets held at end of year			$26,060,114

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date:	April 23, 2007	By	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm